September 13, 2024

Ellen R. Gordon
Chairman of the Board and Chief Executive Officer
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago, IL 60629

       Re: Tootsie Roll Industries, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 25, 2024
           File No. 001-01361
Dear Ellen R. Gordon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program